
Power to Gas
HYDROGENICS
e.on



VATTENFALL

Q3 2015 Earnings Presentation

November 10, 2015

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q3 2015 Highlights

Major reference sites go live

- Commissioning and hand-over of major reference sites was primary focus in Q3
  - E.ON 1.5MW Power-to-Gas for Hamburg energy storage site in full operation with all certifications in place
  - Kolon 1MW fuel cell stationary power plant in full operation and producing power for the grid
  - Next step is to secure orders for larger-scale applications
- Significant opportunity for removing radioactive isotope tritium from contaminated water
- Seeing stronger fuel cell mobility demand – particularly in Asia







Application: Energy Storage

- $14B Energy Storage Market for Power-to-Gas by 2030
- Two sites now up and running for E.ON
- "Only Hydrogen has the capacity to meet the needs" – E.ON
- Scalable building block on the ground and fully operational
- $80M pipeline of qualified leads
- Energy storage gaining traction
  - Funded projects making progress
  - Selection processes favor HYGS
  - Operating reference sites increases awareness


HYDROGENICS
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Application: Continuous Clean Power

KOLON

- September 2015 – Initial 1MW commissioned
- Additional 20-50MW planned for site, subject to validation of 1MW
- Greater than $100M opportunity near-term
- Anticipate 10MW or more in production for 2016
- Two year site development
- Korea remains committed to fuel cell power generation





Application: Fuel Cell Mobility

- First deliveries have now been made to Alstom for development of rail application in Europe
- Further proposals filed for significant projects in California
- Interest growing in China for Hydrogenics Heavy Duty (HD) fuel cell applications – Company participating in Canadian trade mission to China Nov 12

CELERITY
purpose-built for heavy duty mobility


CELERITY






ALSTOM

Application: Removing Tritium from Contaminated Water

KURION

- Fukushima, Japan: Currently 800,000 cubic meters of contaminated water ~ 16,000 swimming pools (six more pools per day)
- Proprietary technology from partner Kurion supported by HYGS electrolysis to concentrate water volume 100,000 times
- HYGS chosen from international competition –180 proposals > 30 plans > 3 pilots
  - First electrolysis unit and fuel cell delivered to Kurion for pilot plant commissioning
- Next major milestone March 2016, followed by scale up preparations
- *Full-scale plant would be over 100MW of electrolysis*





Hydrogenics MW PEM Electrolyzer

Scaling Global Opportunity

	✓ Done	Next Steps
Power Generation	1MW building block in Korea commissioned Sept 2015	Confirmation of 1MW performance 20-50MW planned at same site ($50-100M near-term potential) -- 300MW market in Korea
Power-to-Gas	1.5MW E.ON P2G site commissioned June 2015	Funding & EU policy support 80MW pipeline (~ $80M)
Mobility	• Alstom Rail €50M • Buses • Trucks • New Energy Cars	Market support in NA, EU, & China ($10-$25M near-term potential)
Nuclear Waste Treatment	• Scalable block pilot plant delivered • Process experimentation complete	Base process block confirmation; full scale building block design; then decision on full scale ops.

Significant Traction Across Multiple Markets

- Energy Storage – Strong relationship with E.ON and Enbridge, proven technology, and global leadership in hydrogen-based storage to drive additional orders in 2016 and beyond
- Fuel Cell Power Generation – A nascent market driven by Korea, where HYGS' partnership with Kolon positions the Company for much higher revenue going forward
- Mobility – Key sales to industry leaders such as Alstom, with products that span the mobility space – buses, trucks, trains, airplanes, etc. – should lead to growth in China, Europe, and North America
- Fueling Stations – Leader in electrolyzer stations across the globe
- New Applications – Water purification, propulsion contract, and unannounced opportunities leveraging both electrolyzer and fuel cell technology
- Industrial Base Business – Number one in hydrogen electrolyzers worldwide for industrial applications

ALSTOM KOLON e.on KURION

Summary: Sound Management, Many Growth Avenues

- Pursuing multiple market opportunities to drive top line growth
- Focused on path to profitability
- Managing costs effectively
- Leveraging strong, global relationships
- A proven leader across the hydrogen technology space
- Scalable business with opportunities for recurring revenue
- Key reference sites in operation

Cost Discipline

Differentiated Growth Platform

Multiple Ways to Win

Q3 Revenue

Three months ended September 30, 2015


Revenue
$M
12.0
8.0
4.0
0.0
11.1
13%
9.6
Power Systems
OnSite Generation
2014
2015


Revenue by Business Unit
$M
8
6
4
2
0
7.4
7.6
3.7
2.0
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $9.6 million, a 13% decrease year-over-year, primarily reflecting the decline in the value of the Euro compared to the US dollar ($1.6 million).

YTD Revenue

Nine months ended September 30, 2015



Revenue
$M
32.0
28.0
24.0
20.0
16.0
12.0
8.0
4.0
0.0
29.9
24.5
18%
Power Systems
OnSite Generation
2014
2015



Revenue by Business Unit
$M
22
20
18
16
14
12
10
8
6
4
2
0
20.9
15.4
9.0
9.1
2014
2015
OnSite Generation
Power Systems

Notes

Revenue was $24.5 million, a 18% decrease year-over-year, due to a decline in the value of the Euro compared to the US dollar ($4.6 million) and a shift in the timing of deliveries.

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Q3 Gross Margin

Three months ended September 30, 2015

Gross Margin



%
40.0
30.0
20.0
10.0
-
27.6
5.8 Percentage Points
21.8
2014
2015
Power Systems
OnSite Generation

Gross Margin By Business Unit



%
50
45
40
35
30
25
20
15
10
5
0
24.4
15.5
34.2
45.6
OnSite Generation
Power Sytems
2014
2015

Notes

Gross margin was 21.8% of revenue for the quarter, versus 27.6% in the prior-year period, reflecting: (i) a change in product mix; (ii) higher indirect overhead costs as a percent of revenue when compared to the prior-year; and (iii) a decline in the value of the Euro compared to the US dollar .

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YTD Gross Margin

Nine months ended September 30, 2015


Gross Margin
%
40.0
30.0
20.0
10.0
-
27.5
17.5
2014
2015
Power Systems
OnSite Generation


Gross Margin By Business Unit
%
40
35
30
25
20
15
10
5
0
23.0
13.7
39.0
24.1
OnSite Generation
Power Sytems
2014
2015

Notes

Gross margin was 17.5% of revenue year-to-date, versus 27.5% in the prior-year period, reflecting: (i) a change in product mix; (ii) higher indirect overhead costs as a percent of revenue when compared to the prior-year; and (iii) a decline in the value of the Euro compared to the US dollar .

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Q3 Cash Operating Costs

Three months ended September 30, 2015



$M
5.0
4.0
3.0
2.0
1.0
0.0
3.9
9% decrease
3.5
1.2
1.0
2.7
2.5
R&D
SG&A
2014
2015

Notes

- Cash operating costs decreased 9% primarily reflecting lower SG&A and R&D expenses in the current year.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

YTD Cash Operating Costs

Nine months ended September 30, 2015



$M
12
10
8
6
4
2
0
11.2
6% decrease
10.5
3.0
3.1
8.2
7.4
R&D
SG&A
2014
2015

Notes

- Cash operating costs were $10.5 million, versus $11.2 million in 2014. The year-over-year change primarily reflects lower SG&A expenses in the current year due to the impact of lower exchange rates on expenses denominated in Euros and Canadian dollars.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, stock-based compensation expense and compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to the reconciliation of this measure to loss from operations.

Q3 Results

(in $ millions)

	Three months ended Sept. 30		Change	
	2015	2014	$	%
Revenue	$ 9.6	$ 11.1	(1.5)	(13)%
Gross Profit	2.1	3.1	(1.0)	(31)%
Gross Margin %	*21.8%*	*27.6%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.5	2.6	(0.1)	(4)%
Research and product development	1.0	1.2	(0.2)	(10)%
Adjusted EBITDA	$ (1.4)	$ (0.7)	$ (0.7)	100%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 24 for a reconciliation of this measure to net loss.

YTD Results

(in $ millions)

	Nine months ended Sep. 30		Change	
	2015	2014	$	%
Revenue	$ 24.5	$ 29.9	(5.4)	(18)%
Gross Profit	4.3	8.2	(3.9)	(48)%
Gross Margin %	*17.5%*	*27.5%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	7.2	7.9	(0.7)	(9)%
Research and product development	3.1	3.0	0.1	4%
Adjusted EBITDA	$ (6.0)	$ (2.7)	$ (3.3)	124%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results. Refer to slide 25 for a reconciliation of this measure to net loss.

Order Backlog

As of September 30, 2015

($M)

	Jul. 1/15 Backlog	Orders Received	FX	Orders Delivered	Sep. 30/15 Backlog
OnSite Generation	$ 26.8	$ 3.5	$ 0.1	$ 7.6	$ 22.8
Power Systems	75.5	2.2	0.4	2.0	76.1
Total	$ 102.3	$ 5.7	$ 0.5	$ 9.6	$ 98.9

	Expected Revenue Recognition	
	During next 12 mths	Beyond next 12 mths
OnSite Generation	19.7	3.1
Power Systems	6.9	69.2
Total	26.6	72.3

Consolidated Balance Sheet Highlights

($M)

	Sept. 30, 2015	Dec. 31, 2014	Change $	Change %
Cash and cash equivalents and restricted cash	$ 8.7	$ 10.4	(1.7)	(16)%
Trade, other and grants receivable	11.9	12.9	(1.0)	(8)%
Inventories	16.2	14.7	1.5	10%
Trade and other payables	10.0	13.2	(3.2)	(24)%

Q3 Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Three months ended September 30, 2015	Three months ended September 30, 2014
Cash operating costs	$ 3.5	$ 3.9
Less: Gross profit	(2.1)	(3.1)
Add: Stock-based compensation	0.2	0.1
Less: Deferred compensation plans indexed to share price	(0.2)	(0.1)
Add: Amortization and depreciation	0.1	0.1
(Income)/Loss from operations	$ (1.5)	$ (0.9)

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Cash Op. Costs

($M)

	Nine months ended September 30, 2015		Nine months ended September 30, 2014	
Cash operating costs	$	10.5	$	11.2
Less: Gross profit		(4.3)		(8.2)
Add: Stock-based compensation		0.5		0.5
Less: Deferred compensation plans indexed to share price		(0.4)		0.5
Add: Amortization and depreciation		0.2		0.2
(Income)/Loss from operations	$	(6.5)	$	(4.2)

* Note certain figures have been adjusted for rounding

Q3 Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended September 30, 2015	Three months ended September 30, 2014
Adjusted EBITDA loss	$ 1.4	$ 0.7
Stock-based compensation *(cash settled and share settled)*	-	0.1
Amortization and depreciation	0.1	0.2
Finance (income) loss, net	0.7	0.3
Net loss	**$ 2.2**	**$ 1.3**

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Adjusted EBITDA loss	$ 6.0	$ 2.7
Stock-based compensation *(cash settled and share settled)*	0.1	0.9
Amortization and depreciation	0.4	0.5
Finance (income) loss, net	2.8	1.0
Net loss	**$ 9.3**	**$ 5.1**

* Note certain figures have been adjusted for rounding

We’re Ready.